UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67600

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KEMA Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 LaVerne Ave
(No. and Street)

Mill Valley	CA	94941
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard W Cann	415-383-4743	hcann@kemapartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/09	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Howard W Cann_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KEMA Partners LLC_____, as of __12/31_____, 2 _025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Partner

**SEE ATTACHED
CALIFORNIA JURAT**

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CA Gov't Code 8202

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of MARIN

Subscribed and sworn to (or affirmed) before me on this 21ST day of FEBRUARY,

2026 by HOWARD W. CANN,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

ERICA Y. JOUBERT
COMM. # 2539949
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
COMM. EXPIRES DEC. 3, 2029
MGC1

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports Form
(Title or description of attached document)

Oath or Affirmations
(Title or description of attached document continued)

Number of Pages ____ Document Date________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

KEMA Partners LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of KEMA Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KEMA Partners LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KEMA Partners LLC's management. Our responsibility is to express an opinion on KEMA Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KEMA Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II – Computation for the Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of KEMA Partners LLC's financial statements. The supplemental information is the responsibility of KEMA Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as KEMA Partners LLC's auditor since 2022.
Walnut Creek, California
February 27, 2026


KEMA Partners LLC
Statement of Financial Condition
December 31, 2025

Assets


Cash	$	56,685
Accounts receivable, net		70,422
Prepaid expense		975
Securities		4,582
Total assets	$	132,664


Liabilities & Members' Equity


Liabilities

Accounts payable and accrued expenses	$	83,281
Deferred profit		6,000
Total liabilities		89,281

Members' equity

Members' equity		43,383
Total members' equity		43,383
Total liabilities and members' equity	$	132,664


The accompanying notes are an integral part of these financial statements.



KEMA Partners LLC
Statement of Operations
For the Year Ended December 31, 2025


Revenues

Retainer fees	$	422,625
Merger & acquisition fees		1,155,208
Private placement fees		125,000
Financial advisory service fees		41,250
Supervisory fees		76,100
Loss on fair value of securities		(37,962)
Bank interest		5
Total revenues		1,782,226

Expenses

Professional fees	1,628,018
Commission expense	112,500
Communications	23,143
Occupancy	5,150
Regulatory fees	2,188
Other operating expenses	28,033
Bad debt expense	10,400
Total expenses	1,809,432
Net income before income tax provision	(27,206)
Income tax paid	800
Net loss	$ (28,006)

The accompanying notes are an integral part of these financial statements.


KEMA Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025


Balance December 31, 2024	$ 141,389
Members' distributions	(70,000)
Net loss	(28,006)
Balance December 31, 2025	$ 43,383


The accompanying notes are an integral part of these financial statements.



KEMA Partners LLC
Statement of of Cash Flows
For the Year Ended December 31, 2025


Cash flows from operating activities, direct method		
Cash received from client fees	$	1,900,374
Cash received from other income		72,485
Cash used in professional fees		(1,752,902)
Cash used in commission expense		(112,500)
Cash used in communications		(23,049)
Cash used in occupancy and equipment rental		(5,150)
Cash received from regulatory fees		(817)
Cash used in other operating expenses		(27,972)
Cash received from bank interest		5
Cash received from overpaid income taxes		(800)
Net cash provided by operating activities	$	49,674
Cash flows from financing activities		
Distribution of earnings		(70,000)
Net cash used in financing activities		(70,000)
Change in cash		(20,326)
Cash at beginning of year		77,011
Cash at end of year	$	56,685
Reconciliation of net income to net cash provided by operating activity		
Net loss	$	(28,006)
Write-off of bad debt		10,400
Change in assets and liabilities		
Decrease (increase) in A/R		161,438
Decrease (increase) in prepaid expense		111
Decrease (increase) in securities		37,962
Increase (decrease) in A/P and accrued expenses		(138,231)
Increase (decrease) in deferred profit		6,000
Net cash provided by operating activities	$	49,674


The accompanying notes are an integral part of these financial statements.


Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) in November 2006. In August 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business comprised of the financial advisory services described above and does not have operating segments. The Company has identified its Managing Member as the chief operating decision maker ("CODM"). The CODM manages the business activities using information of the Company as a whole, using net income to evaluate the results of the business, predominantly in the forecasting process. Additionally, the CODM evaluates excess net capital (see Note 9) to make operational decisions while maintaining capital adequacy, such as whether to pay distributions. The accounting policies used to measure the profit and loss of the business are those described below.

Accounts Receivable
Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material. There was $10,400 in bad debt expense for the year ended December 31, 2025.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Taxes
The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Related Party
The Company shares its office space with one of its members under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB *ASC 842 Leases*. The Company records shared expenses monthly as billed.

Concentration Vulnerability
A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During the year ended December 31, 2025, two clients comprised 56% of total revenues.

Note 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 3: FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Note 3: FAIR VALUE MEASUREMENTS, continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Investments in private companies: valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Description	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Securities owned:				
Investments in private companies	$ -	$ -	$ 4,582	$ 4,582
Total	$ -	$ -	$ 4,582	$ 4,582

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2025:

	Amounts
Beginning balance at December 31, 2024	$ 42,544
Unrealized loss	-37,962
Ending balance at December 31, 2025	$ 4,582

Note 4: REVENUE FROM CONTRACTS WITH CLIENTS

All revenue is from contracts with clients for five types of fees, described further below: (1) retainer fees, (2) merger and acquisition fees, (3) private placement fees, (4) financial advisory service fees, and (5) supervisory fees.

Retainer fees represent consideration for strategic advisory and transaction readiness performed in connection with a potential merger, acquisition or private placement. These fees are typically nonrefundable and the revenue is recognized over time, as the associated performance obligations are completed in accordance with the terms of the contract. Performance obligations can include advising on client financial and strategic plans, preparing confidential descriptive materials, selecting and contacting potential acquirers, and advising on transaction documents, which are separate and distinct from success fee performance obligations. If a success fee is realized, retainer fees may be applied against the success fee. The recognition of retainer fee revenue may be deferred over the period of time the performance obligations are satisfied.

Merger and acquisition fees are success fees on merger, acquisition and restructuring transactions. These fees are recognized at a point in time, when the transaction is finalized and funded. Merger and acquisition fees are calculated as a percentage of transaction value of a sale unless a minimum fee is applicable under the contract.

Private placement fees are success fees on private placements of debt and equity securities. These fees are recognized at a point in time, when the transaction is finalized and funded. Private placement fees are calculated as a percentage of gross proceeds of a financing unless a minimum fee is applicable under the contract.

Financial advisory service fees are distinct from merger and acquisition and private placement success fees. Financial advisory service fees are recognized as the associated performance obligations are completed in accordance with the terms of the contract. Performance obligations can include advising on client financial and strategic plans. The recognition of financial advisory service fee revenue may be deferred over the period of time the performance obligations are satisfied.

Supervisory fees are charged to supervise independent contractor registered representatives. The fee revenue is recognized monthly as the associated performance obligations are completed daily. Performance obligations can include monitoring communications, reviewing and approving private securities transactions and outside business activities, and providing compliance reviews. Fee amounts vary by representative.

Note 4: REVENUE FROM CONTRACTS WITH CLIENTS, continued

A percentage of the fees for mergers and acquisitions, private placements, financial advisory services, and retainers is distributed to registered representatives when the client pays the fee. The liability for a distribution is recorded when the receivable from the client is recorded.

Expense for the distribution of private placement fees is recognized when the revenue is recognized, and is in Commission expense on the Statement of Operations. Expense for the distribution of merger and acquisition fees is recognized when the revenue is recognized, and is in Professional fees on the Statement of Income.

Expense for the distribution of financial advisory service and retainer fees may be deferred. The expense is recognized when the associated revenue is recognized, and is in Professional fees on the Statement of Income.

Deferred financial advisory service and retainer fee revenue and their related distribution expenses are recorded at net on the Statement of Financial Condition as Deferred profit. Deferred profit at December 31, 2025 was $6,000. There are no other incremental costs to obtain or fulfill contracts with clients.

Note 5: INCOME TAXES

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2025, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	0
Income tax paid	$ 800

Note 6: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2025, the Company incurred $2,400 in rent expenses, included in occupancy expense of $5,150 on the Statement of Operations.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments
In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Contingencies
The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits.

At December 31, 2025, the Company did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of Minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

Net Capital and Aggregate Indebtedness change day to day, but on December 31, 2025, the Company had Net Capital of $18,554 which was $12,602 in excess of its Required Net Capital of $5,952. The Company's ratio of Aggregate Indebtedness of $89,281 to Net Capital was 4.81 to 1, which is less than the 15 to 1 maximum allowed.

KEMA Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2025

Computation of net capital

Members' equity	$ 43,383		
Total members' equity		$	43,383
Less: Non-allowable assets			
Accounts receivable, in excess of related payable	(19,272)		
Prepaid expenses	(975)		
Securities	(4,582)		
Total non-allowable assets			(24,829)
Net capital			18,554

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	5,952	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,952)
Excess net capital		$	12,602
Ratio of aggregate indebtedness to net capital		4.81 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2025.

KEMA Partners LLC
Schedule II – Computation for the Determination of the Reserve
Requirements and Information Relating to Possession or Control
Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) private placement of securities, and (2) merger and acquisition and advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

KEMA Partners LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of KEMA Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) KEMA Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition and advisory service. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KEMA Partners LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEMA Partners LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2026



KEMA Partners LLC
Exemption Report
For the Year Ended December 31, 2025

KEMA Partners LLC ("the Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition and advisory service. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KEMA Partners LLC

I, Howard W. Cann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Managing Partner